PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

August 1, 2017

The Board of Trustees
The Target Portfolio Trust
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Target International Equity Portfolio

To the Board of Trustees:

PGIM Investments has contractually agreed, through November 30, 2019 to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.93% of average daily net assets for Class Q shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President